===============================================================================
                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                     SCHEDULE 13D


                        Under the Securities Exchange Act of 1934

                                    (Amendment No. 2)*

                                  KEY3MEDIA GROUP, INC.
                     ------------------------------------------------
                                    (Name of Issuer)

                         Common Stock, Par Value $0.01 per share
                     ------------------------------------------------
                              (Title of Class of Securities)

                                       49326R104
                     ------------------------------------------------
                                     (CUSIP Number)


                                    George F. Hamel, Jr.
                                     ValueAct Capital
                              One Maritime Plaza, Suite 1400
                                 San Francisco, CA 94111
                                     (415) 362-3700
                    ------------------------------------------------
                     (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                    August 28, 2002
                    ------------------------------------------------
                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




===============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 2 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,054,054*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,054,054*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,054,054*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Items 2 and 5.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 3 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         328,829*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        328,829*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     328,829*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 4 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         121,622*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        121,622*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     121,622*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.2%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 5 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    VA Partners, L.L.C.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,504,505*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,504,505*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,504,505*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 6 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jeffrey W. Ubben
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,504,505*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,504,505*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,504,505*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 7 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    George F. Hamel, Jr.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,504,505*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,504,505*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,504,505*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 49326R104                                               Page 8 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Peter H. Kamin
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    N/A
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         4,504,505*
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        4,504,505*
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,504,505*
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 2 and 5

                              SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2")relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Key3Media Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer are located at 5700 Wilshire Blvd., Suite 325, Los Angeles, CA 90036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).  This Statement is filed jointly by
(a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships. ValueAct International is a Company organized in the British Virgin Islands. The principal business of each of the foregoing entities is investing in securities. Each has its principal business address of, and principal offices at, One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of, and principal offices at, One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

	(a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such entity, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having hared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

	ValueAct Partners is the beneficial owner of 900,000 shares of the Issuer's Series B 5.5% Convertible Redeemable Preferred Stock (the "Series B Preferred Stock"), which, as described below in Item 6, is convertible into approximately 4,054,054 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners is the beneficial owner of approximately 4,054,054 shares of Common Stock, representing approximately 5.9% of the Issuer's outstanding
Common Stock.   ValueAct Partners II is the beneficial owner of 73,000 shares of Series B Preferred Stock, which is convertible into approximately 328,829 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct Partners II is the beneficial owner of approximately 328,829 shares of Common Stock, representing approximately 0.5% of the Issuer's outstanding Common Stock. ValueAct International is the beneficial owner of 27,000 shares of Series B Preferred Stock, which is convertible into 121,622 shares of Common Stock as of the date hereof, subject to adjustment. Assuming the conversion of the Series B Preferred Stock, ValueAct International is the beneficial owner of approximately 121,622 shares of Common Stock, representing approximately
0.2% of the Issuer's outstanding Common Stock. Assuming the conversion of all the Series B Preferred Stock described above, each of VA Partners, Mr. Kamin, Mr. Ubben and Mr. Hamel may be deemed the beneficial owner of an aggregate of approximately 4,504,505 shares of the Issuer's Common Stock, representing approximately 6.6% of the Issuer's outstanding Common Stock.
All percentages set forth in this Schedule 13D are based upon the Issuer's reported 68,531,919 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2002.

(c) Since the filing of the last 13D amendment, the Reporting Persons sold the following shares of Common Stock in the open market.

Reporting Person          Trade Date     Shares    Price/Share
----------   	             ---------      -------   -----------
ValueAct Partners          08-28-02       900,000       $.03
ValueAct Partners II       08-28-02        73,000       $.03
ValueAct International     08-28-02        27,000       $.03

	(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


	Other than as described in previous filings or elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described thereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement

                               SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, The undersigned certify that the information set forth in this statement is true, complete and correct.


                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By: /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                                 VA Partners, L.L.C.

                                 By:  /s/   George F. Hamel, Jr.
                                    --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                                 By:  /s/ Jeffrey W. Ubben
                                    --------------------------------------
Dated:  August 30, 2002             Jeffrey W. Ubben


                                 By:  /s/   George F. Hamel, Jr.
                                     --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr.


                                 By:  /s/ Peter H. Kamin
                                    --------------------------------------
Dated:  August 30, 2002             Peter H. Kamin, Managing Member

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Key3Media Group, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                              By:    /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  August 30, 2002             Jeffrey W. Ubben, Managing Member


                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  August 30, 2002             George F. Hamel, Jr., Managing Member


                              By:    /s/  Peter H. Kamin
                                --------------------------------------
Dated:  August 30, 2002             Peter H. Kamin, Managing Member